                                                                 Reed Smith LLP
                                                            1301 K Street, N.W.
                                                          Suite 1100-East Tower
                                                    Washington, D.C. 20005-3373
W. THOMAS CONNER                                                +1 202 414 9200
Direct Phone: +1 202 414 9208                               Fax +1 202 414 9299
Email: tconner@reedsmith.com                                      reedsmith.com

March 27, 2013

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: METLIFE POST-EFFECTIVE AMENDMENT FILED JANUARY 15, 2013

Dear Mr. Oh:

   On January 15, 2013, Metropolitan Life Insurance Company ("MLIC") and its separate account, Metropolitan Life Separate Account E ("Separate Account E" or the "Registrant"), filed Post-Effective Amendment No. 9 (File No. 333-176654) (the "Amendment") relating to the registration statement on Form N-4 for its Preference Premier variable annuity contracts (the "Contracts"). On behalf of MLIC and Separate Account E, we are responding to the comments that you provided to us orally on March 1, 2013 in connection with the Amendment.

   For ease of reference, each of the Staff's comments is set forth below, followed by MLIC's response. Page references are to the marked version of the prospectus provided to the Staff. To the extent that MLIC's responses herein refer to proposed revisions to disclosure in the Amendment, changed pages reflecting such revisions are being filed herewith; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in an amendment filed pursuant to paragraph (b) of Rule 485.

1. GENERAL COMMENT

   (a) Please confirm that the prospectus will bear a date on or about the date of effectiveness of the filing.

   RESPONSE: The prospectus will bear a date on or about the date of effectiveness of the filing.

   (b) The Staff notes that with respect to post-effective amendments made recently by MLIC's affiliate, MetLife Investors USA Insurance Company ("MLI USA"), with respect to variable annuity contracts that bear certain similarities to the Contracts, all of the underlying investment portfolios are listed on the front cover page and there are two footnotes. One of those footnotes relates to the Met/Templeton International Bond Portfolio and states that "This portfolio is only

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
 LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI
                      . CENTURY CITY . RICHMOND . GREECE

    US_ACTIVE-112430207.2-WTCONNER

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 2

   available for investment if certain optional riders are elected . . . ."
   Please include this footnote in the prospectus for the Contracts.

   RESPONSE: Registrant will add the requested footnote.

   (c) Please add disclosure to the prospectus for the Contracts to the effect that the prospectus describes all material rights and obligations under the Contract.

   RESPONSE: Registrant will add disclosure to the effect that the prospectus describes the material features of the Contracts.

2. TABLE OF EXPENSES. With respect to the table of expenses:

   (a) Footnote 5 on page 10 refers to a table labeled "Current Separate Account Charge for the American Funds Investment Divisions." Please clarify where this table exists.

   RESPONSE: We will revise the cross-reference in response to the Staff's comment to clarify the specific location of the table.

   (b) In general, please try to be consistent when describing when each version of a particular rider is available. For example, (A) in the seventh sentence of footnote 8 on page 10 the word "may" is used instead of the word "could," in the fourth to last paragraph on page 23, both "may" and "could" are used throughout the paragraph, and on page 53 in first paragraph under the sub-heading Optional Enhanced Death Benefits, the words "may" and "could" are also both used throughout; (B) in the second paragraph under the sub-heading Optional Enhanced Death Benefits and in the first paragraph, first sentence under the sub-heading Optional Guaranteed Minimum Income Benefits (all on page 53), it may be more appropriate to state that some versions of these riders "were" available for an additional charge rather than that they "are"; and (C) in the first paragraph under Enhanced Death Benefits on page 63, please revise to clarify which versions are currently available.

   RESPONSE: We have reviewed the Staff's comment and the relevant disclosure and will revise the disclosure in response to the comment.

   (c) In footnote 9 on page 10, please provide a brief description of Death Benefit Base in the same way that a brief description is provided in footnotes 11 and 12.

   RESPONSE: We have reviewed the Staff's comments and the relevant disclosure and will revise the disclosure in response to the comment.

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 3


   (d) In footnote 12, please revise the following disclosure to change the phrase "is adjusted for additional purchase payments" to read "may be adjusted for subsequent purchase payments and withdrawals."

   RESPONSE: Footnote 12 will be revised as requested.

   (e) With respect to footnote 9 on page 10, please make sure that this disclosure is consistently provided throughout the prospectus. For example, on page 23, in the fourth to last paragraph, in the second to last sentence, it should be made clear that you may not elect the Earnings Preservation Benefit with the EDB OR with the Optional Annual Step-Up Death Benefit. This same omission appears in the first paragraph under the Enhanced Death Benefit on page 63.

   RESPONSE: We have reviewed the Staff's comment and the relevant disclosure and will conform the referenced disclosure to the disclosure contained in footnote 9.

3. DESCRIPTION OF B PLUS CLASS

   Please briefly describe, on page 24 of the prospectus, how the bonus is taken into account for purposes of calculating Withdrawal Charges and include a cross reference to the more complete discussion of the Withdrawal Charges on page 54. In addition, the description of the Withdrawal Charges on page 54 should include a description of how the bonus is taken into account when calculating the Withdrawal Charge.

   RESPONSE: We have reviewed the Staff's comment and the relevant disclosure and will add disclosure in response to the comment.

4. FREE LOOK DISCLOSURE. Please refer to page 35, which contains disclosure regarding the California Free Look and page 57, which contains the general Free Look disclosure. In order to make these disclosures more complete, please cross-reference each of the sections to the other.

   RESPONSE: We have reviewed the Staff's comment and the relevant disclosure and will add a cross-reference in each of the cited sections.

5. PURCHASE

   Under the main heading "Purchase Payments," please either clarify the applicability of the final sentence on page 44 or, if it is not necessary, delete it.

   RESPONSE: Certain disclosures in this section of the prospectus following the sub-heading "Purchase Payment" referred to in the Staff's comment have been revised to clarify the applicability of the final sentence.

6. (a) Operation of the EDB (beginning on page 64). Under the sub-heading "Withdrawal Adjustments" on page 66, the Staff notes that there is disclosure set forth in sub-section (a)(2) thereof, which reads "Withdrawal adjustments in a Contract Year are determined

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 4

       according to . . . (a) proportional reduction: . . . (2) if the withdrawals occur on or after the Contract Anniversary immediately prior to your 91/st/ birthday . . . ." This appears to represent new disclosure. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

   RESPONSE: The disclosure in item (a), which is applicable to both new and current owners (i.e. when a proportional reduction occurs), is the mirror image of disclosure contained in item (b) (i.e. when a dollar-for-dollar reduction occurs). The disclosure in item (b) (i.e. that in order to receive dollar-for-dollar treatment for a withdrawal, the Contract owner must take a withdrawal before the contract anniversary immediately prior to his or her 91/st/ birthday) has always been in the prospectus for the Contracts, and the referenced disclosure was added to item (a) in order to make even more clear that the operation is the same for both proportional and dollar-for-dollar reductions.

  (b) Operation of the EDB. Under the sub-heading "The EDB Optional Benefit and Annuitization" (page 69), this appears to represent new disclosure. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

   RESPONSE: A new feature has been added relating to extension of the annuity date that, while applicable to current as well as future Contract owners, will be beneficial in all situations.

7. The staff strongly recommends that the registrants provide at least some rudimentary examples as to the operation of the Guaranteed Minimum Income Benefit. The staff encourages the registrant to at least provide simple examples in the prospectus narrative (not necessarily adding back in Appendices).

   RESPONSE: We appreciate the Staff's comments in this regard, have carefully considered the relevant disclosure, and agree that it may be useful to investors to include examples illustrating the conceptual operation of certain basic rider features. Registrant anticipates including such examples in appendices to the prospectus. Registrant's legal staff is conferring internally with representatives of the actuarial, product design, marketing, sales and other units within the company to determine which features of which riders, and in what level of detail, the examples should reflect.

8. GUARANTEED WITHDRAWAL BENEFIT.

  (a) Under the sub-heading, "Summary of the GWB" (page 86), please highlight the last sentence of the second paragraph of the disclosure.

   RESPONSE: Registrant will highlight the last sentence in response to the Staff's comment.

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 5


  (b) Under the sub-heading, "Total Guaranteed Withdrawal Amount," please expand the disclosure in bold in the last paragraph (page 87) to more fully explain the impact (see e.g., the disclosure for GMIB on page 77).

   RESPONSE: We have reviewed the staff's comments and the relevant disclosure and will incorporate disclosure similar to what is found in the referenced section of the prospectus relating to the operation of the GMIB.

  (c) Under the sub-heading "Annual Benefit Payment," within the bullets under the sub-heading "It is important to note" (page 88), the Staff believes that it would be helpful to explain why the longer a Contract owner waits to take the first withdrawal, the higher the withdrawal rate. Additionally, please also clarify the last sentence by explaining that delaying the first payment results in a benefit that you are not receiving.

   RESPONSE: We have reviewed the Staff's comments and the relevant disclosure and will revise the disclosure in a fashion that we believe is responsive to the comments.

  (d) Under the sub-heading "Required Minimum Distributions," in the first sentence of the second paragraph (page 89), please confirm the accuracy of the use of "and/or." For example, please see the disclosure on page 93 and consider whether the disclosure should be conjunctive as it is on page 93 under the sub-heading "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GWB." Additionally, toward the end of that sentence, please clarify the statement that presently reads "by the amount of the withdrawal" to make clear that it is "the difference between the Annual Benefit Payment and the Required Minimum Distribution."

   RESPONSE: Registrant has revised the relevant disclosure to clarify the references to the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program and to clarify the "by the amount of the withdrawal" language.

  (e) Under the sub-heading "Withdrawal Enhancement Rate" (page 89), please be more specific regarding the 90 day prerequisite (i.e. consecutive or total within a set period of time). In addition, please confirm that the sub-section heading and contents are accurate when referring to the "Withdrawal Enhancement Rate"; elsewhere, reference is made to the "Withdrawal Enhancement Feature."

   RESPONSE: Registrant has revised the disclosure to clarify that the 90 day requirement is consecutive and has revised the sub-section heading to "Withdrawal Enhancement Feature."

  (f) Under the same sub-heading "Withdrawal Enhancement Rate," in the 4/th/ to last paragraph (page 90), within the section that begins "If you meet the requirements . . .," please explain to the Staff under what circumstances the recalculated benefit would equal item (b).

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 6


   RESPONSE: The recalculated benefit would equal item (b) if the Contract owner's Required Minimum Distribution Amount (item (b)) were larger than the GWB Withdrawal Rate (5%, 6%, or 7%) multiplied by the Withdrawal Enhancement Rate (150%), multiplied by the Total Guaranteed Withdrawal Amount (item
   (a)). Accordingly, the disclosure is accurate as drafted. Registrant notes in this regard that since the disclosure applies only to a relatively modest group of Contract owners, Registrant believes that the benefits of any expansion of the disclosure are outweighed by the possibility of confusion.

  (g) Throughout the section regarding the "Guaranteed Withdrawal Benefit," which begins on page 86, please confirm whether references to 120 days from the date of the contract issuance are coincidentally equal to Purchase Payment Period, or are one and the same; if one and the same, please make that clear.

   RESPONSE: Registrant has reviewed the Staff's question and the relevant disclosure and can confirm that it is happenstance that the references to 120 days from the date of Contract issuance are coincident with the Purchase Payment Period.

  (h) Please revise the second sentence in the paragraph immediately preceding "Investment Allocation Restrictions" on page 91 to clarify why making Purchase Payments after 120 days may impact whether or not a benefit is due.

   RESPONSE: Registrant reviewed the relevant disclosure and will include clarifying disclosure in response to the Staff's comment, explaining that because such Purchase Payments increase the Account Value, it will be less likely that at the time a calculation is made to determine whether there will be a Guaranteed Principal Adjustment, the Account Value will be less than the amount of Purchase Payments credited during the first 120 days.

  (i) The section of the prospectus detailing the Guaranteed Withdrawal Benefit includes a section regarding Taxes (on page 91). If appropriate, please provide corresponding disclosure in the section of the prospectus describing the GMIB.

   RESPONSE: Upon further review, it was unclear to which section the comment was directed; the "Taxes" section or the "Tax Treatment" section. If the comment was directed to the "Taxes" section, Registrant will add corresponding disclosure in the section of the prospectus describing the GMIB. If the comment was directed to the "Tax Treatment" section, Registrant notes that the disclosure found in the "Tax Treatment" section is not applicable to the GMIB.

9. PAY-OUT OPTIONS (OR INCOME OPTIONS). Under the sub-heading "Maturity Date" (beginning on page 96) the disclosure appears to be new. Please clarify whether this applies to prospective and/or current owners and if current, kindly explain the basis for retroactive application.

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 7

   RESPONSE: The disclosures were added to provide additional procedural detail relating to the annuity date and extension of the annuity date, in accordance with applicable provisions of the Contract. Accordingly, there are no new limitations placed on current Contract owners. Upon further consideration, Registrant has determined to make the added disclosure more focused.

10.Please reconcile the Table of Contents for the Statement of Additional
   Information with the Table of Contents provided on page 123 of the prospectus. Specifically, on page 123 of prospectus, the Table of Contents has a line for Accumulation Unit Value Tables whereas the Statement of Additional Information Table of Contents does not have that line item (even though the Statement of Additional Information does have a section with that caption).

   RESPONSE: We have reviewed the Staff's comment and have added the heading "Accumulation Unit Value Tables" to the Statement of Additional Information Table of Contents.

11.Opinions of Counsel - Kindly explain the basis for not providing an updated opinion given that there are new Riders.

   RESPONSE: The referenced opinions of counsel are required under applicable Commission form requirements to confirm that the securities being registered on the registration statement will be legally issued and will represent binding obligations of MLIC. We believe that under the present circumstances, where the functional operation of the riders has not been changed, the legal analysis set forth in the opinions currently being relied upon is not impacted. As the Staff is aware, the opinions required in the context of variable annuity registration is largely within the ambit of MLIC's insurance attorneys, and we believe it is appropriate under the present circumstances to rely on their determination as to whether their current opinion can continue to be relied upon. This has been the practice to date, as MLIC has not viewed it necessary in similar circumstances to include a new opinion. Moreover, while we have not conducted in-depth research in this regard, we are not aware that is general industry practice to do so.

Mr. Sonny Oh                                                             [LOGO]
March 27, 2013
Page 8


12.Kindly include TANDY representations.

   RESPONSE: Registrant will include TANDY representations.

   Please call the undersigned at 202.414.9208 or Tim Johnson at 412.288.1484 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

Attachments

                                APRIL 29, 2013


PREFERENCE PREMIER(R) VARIABLE ANNUITY CONTRACTS
ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY
(OFFERED ON AND AFTER OCTOBER 7, 2011)
This Prospectus describes individual Preference Premier(R) contracts for deferred variable annuities ("Contracts").

--------------------------------------------------------------------------------

    You decide how to allocate your money among the various available investment choices. The investment choices available to You are listed in your Contract. Your choices may include the Fixed Account (not offered or described in this Prospectus) and Investment Divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series(R) ("American Funds(R)"). For convenience, the portfolios and the funds are referred to as "Portfolios" in this Prospectus.

                 MET INVESTORS FUND--GMIB MAX, EDB MAX AND GWB PORTFOLIOS*
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION      METLIFE BALANCED PLUS
AQR GLOBAL RISK BALANCED                         METLIFE MULTI-INDEX TARGETED RISK
BLACKROCK GLOBAL TACTICAL STRATEGIES             PYRAMIS(R) GOVERNMENT INCOME
INVESCO BALANCED-RISK ALLOCATION                 SCHRODERS GLOBAL MULTI-ASSET
JPMORGAN GLOBAL ACTIVE ALLOCATION
                                    MET INVESTORS FUND
AMERICAN FUNDS(R) BALANCED ALLOCATION            MET/FRANKLIN LOW DURATION TOTAL RETURN
AMERICAN FUNDS(R) GROWTH ALLOCATION              MET/TEMPLETON INTERNATIONAL BOND**
AMERICAN FUNDS(R) GROWTH                         METLIFE AGGRESSIVE STRATEGY
AMERICAN FUNDS(R) MODERATE ALLOCATION            METLIFE GROWTH STRATEGY
BLACKROCK LARGE CAP CORE                         MFS(R) EMERGING MARKETS EQUITY
CLARION GLOBAL REAL ESTATE                       MFS(R) RESEARCH INTERNATIONAL
CLEARBRIDGE AGGRESSIVE GROWTH                    MORGAN STANLEY MID CAP GROWTH
HARRIS OAKMARK INTERNATIONAL                     OPPENHEIMER GLOBAL EQUITY
INVESCO SMALL CAP GROWTH                         PIMCO INFLATION PROTECTED BOND
JANUS FORTY                                      PIMCO TOTAL RETURN
JPMORGAN CORE BOND                               PIONEER STRATEGIC INCOME
JPMORGAN SMALL CAP VALUE                         PYRAMIS(R) MANAGED RISK
LOOMIS SAYLES GLOBAL MARKETS                     SSGA GROWTH AND INCOME ETF
LORD ABBETT BOND DEBENTURE                       SSGA GROWTH ETF
LORD ABBETT MID CAP VALUE                        T. ROWE PRICE MID CAP GROWTH
MET/EATON VANCE FLOATING RATE
                                     METROPOLITAN FUND
BAILLIE GIFFORD INTERNATIONAL STOCK              METLIFE MID CAP STOCK INDEX
BARCLAYS AGGREGATE BOND INDEX                    METLIFE MODERATE ALLOCATION
BLACKROCK BOND INCOME                            METLIFE MODERATE TO AGGRESSIVE ALLOCATION
BLACKROCK CAPITAL APPRECIATION                   METLIFE STOCK INDEX
BLACKROCK LARGE CAP VALUE                        MFS(R) TOTAL RETURN
BLACKROCK MONEY MARKET                           MFS(R) VALUE
DAVIS VENTURE VALUE                              MSCI EAFE(R) INDEX
FRONTIER MID CAP GROWTH                          NEUBERGER BERMAN GENESIS
JENNISON GROWTH                                  RUSSELL 2000(R) INDEX
LOOMIS SAYLES SMALL CAP CORE                     T. ROWE PRICE LARGE CAP GROWTH
MET/ARTISAN MID CAP VALUE                        T. ROWE PRICE SMALL CAP GROWTH
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY      VAN ECK GLOBAL NATURAL RESOURCES**
METLIFE CONSERVATIVE ALLOCATION                  WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
METLIFE CONSERVATIVE TO MODERATE ALLOCATION
                                     AMERICAN FUNDS(R)
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND  AMERICAN FUNDS GROWTH-INCOME FUND




*If you elect a GMIB Max, GMIB Max and EDB Max or the GWB You must allocate your purchase payments and Account Value among these Portfolios. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits.") These Portfolios are also available for investment if You do not elect GMIB Max, EDB Max or the GWB.

**These Portfolios are only available for investment if certain optional benefits are elected. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Options Benefits--Investment Allocation Restrictions for the GMIB Plus IV, the EDB III, the GMIB Plus III and the EDB II.")


HOW TO LEARN MORE:

Before investing, read this Prospectus. The Prospectus contains information about the Contracts and Metropolitan Life Separate Account E which You should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"), dated April 29, 2013. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page [ . ] of this Prospectus. To view and download the SAI, please visit our website www.metlife.com. To request a free copy of the SAI or to ask questions, write or call:

             If purchased through a     If purchased through a
             MetLife sales              New England Financial(R)
             representative:            sales representative:
             Metropolitan Life          Metropolitan Life
             Insurance Company          Insurance Company
             Attn: Fulfillment Unit -   Attn: Fulfillment Unit -
             Preference Premier         Preference Premier
             PO Box 10342               PO Box 14594
             Des Moines, IA 50306-0342  Des Moines, IA 50306-0342
             (800) 638-7732             (800) 435-4117
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




 CONTRACTS
 AVAILABLE:

   .  Non-Qualified
   .  Traditional IRA
   .  Roth IRA

 CLASSES AVAILABLE
 FOR EACH CONTRACT
   .  B
   .  B Plus
   .  C
   .  L
   .  R

 A WORD ABOUT INVESTMENT RISK:

 An investment in any of these variable annuities involves investment risk. You could lose money You invest. Money invested is NOT:

 .  a bank deposit or obligation;

 .  federally insured or guaranteed; or

 .  endorsed by any bank or other financial institution.

/2/ We reserve the right to limit transfers as described later in this Prospectus. We reserve the right to impose a transfer fee. The amount of this fee will be no greater than $25 per transfer.

/3/ This fee is waived if the Account Value is $50,000 or more. Regardless of the amount of your Account Value, the entire fee will be deducted if You take a total withdrawal of your Account Value. During the pay-out phase, we reserve the right to deduct this fee.

/4/ You may not elect the Optional Annual Step-Up Death Benefit and/or the
    Optional Earnings Preservation Benefit with an Enhanced Death Benefit.


/5/ You pay the Separate Account charge with the Standard Death Benefit for your class of the Contract during the pay-out phase of your Contract except that the Separate Account charge during the pay-out phase for the B Plus Class is 1.25% (1.50% for amounts allocated to the American Funds(R) Investment Divisions). We reserve the right to impose an additional Separate Account charge on Investment Divisions that we add to the Contract in the future. The additional amount will not exceed the annual rate of 0.25% of the average Account Value in any such Investment Divisions as shown in the table labeled "Separate Account Charges" in the "Charges--Separate Account Charge" section.


/6/ The Separate Account charge for the B Plus Class will be reduced by 0.55% to 1.25% for the Standard Death Benefit (1.50% for amounts held in the American Funds(R) Investment Divisions) after You have held the Contract for 9 years. Similarly, the Separate Account charge will be reduced by 0.55% to 1.45% for the Annual Step-Up Death Benefit (1.70% for amounts held in the American Funds(R) Investment Divisions) after You have held the Contract for nine years.

/7/ This charge is determined by adding the Separate Account charge, the Optional Annual Step-Up Death Benefit charge and the Optional Earnings Preservation Benefit charge.


/8/ You may only elect one Enhanced Death Benefit at a time. The Enhanced Death
    Benefit Max V is currently available for purchase in all states except [.]. The Enhanced Death Benefit Max IV is currently available for purchase only in [.]. The Enhanced Death Benefit Max III, the Enhanced Death Benefit Max II, the Enhanced Death Benefit III and the Enhanced Death Benefit II are not available for purchase. The Enhanced Death Benefit Max V may only be elected if the Guaranteed Minimum Income Benefit Max V is also elected. The Enhanced Death Benefit Max IV may only be elected if you have elected the Guaranteed Minimum Income Benefit Max IV. The Enhanced Death Benefit Max III could only be elected if you have elected the Guaranteed Minimum Income Benefit Max III. The Enhanced Death Benefit Max II could only be elected if the Guaranteed Minimum Income Benefit Max II was also elected. The Enhanced Death Benefit III could only be elected if the Guaranteed Minimum Income Benefit Plus IV was also elected. The Enhanced Death Benefit II could only be elected if the Guaranteed Minimum Income Benefit Plus III was also elected. Please see "Optional Death Benefits--Enhanced Death Benefits--EDB Rate Table" for information on when and where each is or was available.

/9/ The Death Benefit Base is initially set at an amount equal to your initial
    Purchase Payment. The Death Benefit Base is adjusted for subsequent Purchase Payments and withdrawals. For a definition of the term Death Benefit Base, see "Optional Death Benefits--Operation of the EDB." An Enhanced Death Benefit may not be elected with the Optional Annual Step-Up Death Benefit or the Optional Earnings Preservation Benefit. The charge for the Enhanced Death Benefit is a percentage of your Death Benefit Base, as defined later in this Prospectus. You do not pay this charge once You are in the pay-out phase of your Contract or after your optional benefit terminates. Charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your Contract was issued, the current charge for the optional benefit was equal to the maximum optional benefit charge, that optional benefit will not increase upon an Optional Step-Up. (See "Optional Death Benefits" for more information.)


/10/You may only elect one Guaranteed Minimum Income Benefit at a time. The
    Guaranteed Minimum Income Benefit Max V is currently available for purchase in all states except [.]. The Guaranteed Minimum Income Benefit Max IV is currently available for purchase only in [.]. The Guaranteed Minimum Income Benefit Max III, the Guaranteed Minimum Income Benefit Max II, the Guaranteed Minimum Income Benefit Plus IV and the Guaranteed Minimum Income Benefit Plus III are not available for purchase. The Guaranteed Minimum Income Benefit Plus III was only available in Nevada. Please see "Living Benefits--GMIB Rate Table" for information on when and where each is or was available.

/11/On the issue date, the Income Base is equal to your initial purchase payment. The Income Base is adjusted for subsequent purchase payments and withdrawals. The charge for the Guaranteed Minimum Income Benefit is a percentage of your guaranteed minimum income base, as defined later in this Prospectus. You do not pay this charge once You are in the pay-out phase of your Contract, or after your optional benefit terminates. Charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your Contract was issued, the current charge for the optional benefit was equal to the maximum optional benefit charge, that optional benefit will not increase upon an Optional Step-Up. (See "Guaranteed Income Benefits" for more information.)


/12/The Guaranteed Withdrawal Benefit v1 is currently available for purchase in all states except [.]. On the issue date, the Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent purchase payments and withdrawals. The charge for the Guaranteed Withdrawal Benefit is a percentage of the Total Guaranteed Withdrawal Amount, as later defined in this Prospectus. You do not pay this charge once You are in the pay-out phase of your Contract, or after your optional benefit terminates. The charges may increase upon an Automatic Annual Step-Up, but they will not exceed the maximum charges listed in this table. (See "Guaranteed Withdrawal Benefits" for more information.)

METLIFE

       Metropolitan Life Insurance Company ( "MLIC" or the "Company") is a leading provider of insurance, annuities, and employee benefits programs with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and many other services to corporations and other institutions. The Company was formed under the laws of New York in 1868. The Company's home office is located at 200 Park Avenue, New York, New York 10166-0188. The Company is a wholly-owned subsidiary of MetLife, Inc. MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers in over 50 countries. Through its subsidiaries and affiliates, MetLife, Inc. holds leading market positions in the United States, Japan, Latin America, Asia Pacific, Europe and the Middle East.

METROPOLITAN LIFE

SEPARATE ACCOUNT E

       We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Preference Premier Variable Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts issued from this Separate Account without regard to our other business.

We are obligated to pay all money we owe under the Contracts--such as death benefits and income payments--even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Minimum Income Benefit that exceeds the assets in the Separate Account are also paid from our general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company and our long term ability to make such payments, and are not guaranteed by any other party. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife is regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

VARIABLE ANNUITIES


    This Prospectus describes a type of variable annuity, a deferred variable annuity. This Prospectus describes all the material features of the Contract. These annuities are "variable" because the value of your account or income payment varies based on the investment performance of the Investment Divisions You choose. In short, the value of your Contract and your income payments under a variable pay-out option of your Contract may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the Investment Divisions You select. The Accumulation Unit Value or Annuity Unit Value for each Investment Division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. MetLife and its affiliates also offer other annuities not described in this Prospectus.

NON-NATURAL PERSONS AS OWNERS OR BENEFICIARIES. If a non-natural person, such as a trust, is the owner of a non-qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally, eliminate the Beneficiary's ability to "stretch" or a spousal Beneficiary's ability to continue the Contract and the living and/or death benefits.

A Contract consists of two phases: the accumulation or "pay-in" phase and the income or "pay-out" phase. The pay-out phase begins when You elect to have us pay You "income" payments using the money in your account. The number and the amount of the income payments You receive will depend on such things as the type of pay-out option You choose, your investment choices, and the amount used to provide your income payments. Because Contracts offer the insurance benefit of income payment options, including our guarantee of income for your lifetime, they are "annuities."

The Contract is offered in several variations, which we call "classes." Each class offers You the ability to choose certain features. Each has its own Separate Account charge and applicable Withdrawal Charge (except C Class which has no Withdrawal Charges). The Contract also offers You the opportunity to choose optional benefits ("riders"), each for a charge in addition to the Separate Account charge with the Standard Death Benefit for that class. If You purchase any of the optional death benefits, You receive the optional benefit in place of the Standard Death Benefit. In deciding what class of the Contract to purchase, You should consider the amount of Separate Account and Withdrawal Charges You are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, You should consider the desirability of the benefit relative to its additional cost and to your needs. Unless You tell us otherwise, we will assume that You are purchasing the B Class Contract with the Standard Death Benefit and no optional benefits. These optional benefits are:

..   an Annual Step-Up Death Benefit;

..   Enhanced Death Benefits (the Enhanced Death Benefit Max V (the "EDB Max
    V"), the Enhanced Death Benefit Max IV (the "EDB Max IV"), the Enhanced Death Benefit Max III (the "EDB Max III"), the Enhanced Death Benefit Max II (the "EDB Max II"), the Enhanced Death Benefit III (the "EDB III") and the Enhanced Death Benefit II (the "EDB II") are collectively, the "EDBs");

..   an Earnings Preservation Benefit;

..   Guaranteed Minimum Income Benefits (the Guaranteed Minimum Income Benefit
    Max V (the "GMIB Max V"), the Guaranteed Minimum Income Benefit Max IV (the "GMIB Max IV"), the Guaranteed Minimum Income Benefit Max III (the "GMIB Max III"), the Guaranteed Minimum Income Benefit Max II ("GMIB Max II"), the Guaranteed Minimum Income Benefit Plus IV (the "GMIB Plus IV") and the Guaranteed Minimum Income Benefit Plus III (the "GMIB Plus III") are collectively, the "GMIBs"); and

..   Guaranteed Withdrawal Benefit (the "GWB v1").


The EDB Max V may only be elected if you have elected the GMIB Max V. The EDB Max IV may only be elected if You have elected the GMIB Max IV. The EDB Max III could only be elected if you have elected the GMIB Max III. The EDB Max II could only be elected if You elected the GMIB Max II. The EDB III could only be elected if You elected the GMIB Plus IV. The EDB II could only be elected if You elected the GMIB Plus III. You may not elect the Earnings Preservation Benefit or the Optional Annual Step-Up Death Benefit with an EDB. Only the GMIB Max V, the GMIB Max IV, the EDB Max V and the EDB Max IV are currently available for sale.


Each of these optional benefits is described in more detail later in this Prospectus. The availability of optional benefits and features of optional benefits may vary by state.

We may restrict the investment choices available to You if You select certain optional benefits. These restrictions are intended to reduce the risk of investment losses which could require the Company to use its general account assets to pay amounts due under the selected optional benefit.

In the future, we may change the investment choices that are available to You if You select certain optional benefits. If You elect an optional benefit and we later remove an investment choice from the group of investment choices available under that optional benefit, You will not be required to reallocate purchase payments or Account Value that You had previously allocated to that investment choice. However, You may not be able to allocate new purchase payments or transfer Account Value to that investment choice.

If You choose the GMIB Max V, the GMIB Max IV, the GMIB Max III, the GMIB Max II, the EDB Max V, the EDB Max IV, the EDB Max III, the EDB Max II or GWB v1, we require You to allocate your purchase payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Max V, the GMIB Max IV, the GMIB Max III, the GMIB Max II, the EDB Max V, the EDB Max IV, the EDB Max III, the EDB Max II and GWB v1 until the optional benefit terminates.

If You choose the GMIB Plus IV, the EDB III, the GMIB Plus III or the EDB II, we require You to allocate your purchase payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Plus IV, EDB III, GMIB Plus III and EDB II" until the optional benefit terminates.

Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your Contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the Prospectus describing such benefits and guarantees.

CLASSES OF THE CONTRACT

B CLASS

The B Class has a 1.25% annual Separate Account charge (1.50% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining seven year Withdrawal Charge on each purchase payment. If You choose the Annual Step-Up Death Benefit, the Separate Account charge would be 1.45% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.70%. If You choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 1.70% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.95%.

B PLUS CLASS

THE B PLUS CLASS (MAY ALSO BE KNOWN AS THE "BONUS CLASS" IN OUR SALES LITERATURE AND ADVERTISING)


You may purchase a Contract in the B Plus Class before your 81st birthday. If there are joint Contract Owners, the age of the oldest joint Contract Owner will be used to determine eligibility. Under the B Plus Class Contract, we currently credit 6% to each of your purchase payments made during the first Contract Year. The Bonus will be applied on a pro rata basis to the Fixed Account, if available, and the Investment Divisions of the Separate Account based upon your allocation for your purchase payments. Unless we specifically state otherwise, "purchase payments" in reference to the B Plus Class means purchase payments plus any associated bonus amounts. The B Plus Class has a 1.80% annual Separate Account charge (2.05% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining nine year Withdrawal Charge on each purchase payment. (See "Withdrawal Charges" for more information) If You choose the Annual Step-Up Death Benefit, the Separate Account charge would be 2.00% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.25%. If You choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 2.25% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.50%. After You have held the Contract for nine years, the Separate Account charge declines 0.55% to 1.25% with the Standard Death Benefit (1.50% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds). After You have held the Contract for nine years, the Separate Account charge declines to 1.45% for the Annual Step-Up Death Benefit, or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.70%. During the pay-out phase,

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

The Met/Franklin Templeton Founding Strategy Portfolio is a "fund of funds" Portfolio that invests equally in three other portfolios of the Met Investors
Fund: the Met/Franklin Income Portfolio, the Met/Franklin Mutual Shares Portfolio and the Met/Templeton Growth Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

EXCHANGE-TRADED FUNDS PORTFOLIOS

The SSgA Growth ETF Portfolio and the SSgA Growth and Income ETF Portfolio are asset allocation Portfolios and "funds of funds" which invest substantially all of their assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, each Portfolio also will bear its pro rata portion of the fees and expenses incurred by the Underlying ETF or other investment company in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the Portfolios. The expense levels will vary over time depending on the mix of Underlying ETFs in which these Portfolios invest.

INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN OPTIONAL BENEFITS


INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX, THE EDB MAX AND THE GWB V1


If You elect the GMIB Max V or the EDB Max V, the GMIB Max IV or EDB Max IV, or if you elected the GMIB Max III or the EDB Max III, the GMIB Max II or the EDB Max II (all eight optional benefits are referred to collectively as the "GMIB Max and EDB Max optional benefits"), or if You elect the GWB v1 optional benefit, You may allocate your purchase payments and Account Value only among the following investment choices:

(a)AllianceBernstein Global Dynamic Allocation

(b)AQR Global Risk Balanced

(c)BlackRock Global Tactical Strategies

(d)Invesco Balanced-Risk Allocation

(e)JPMorgan Global Active Allocation

(f)MetLife Balanced Plus

(g)MetLife Multi-Index Targeted Risk

(h)Schroders Global Multi-Asset


In addition, You may allocate purchase payments and Account Value to Pyramis(R) Government Income Portfolio investment choice. You will not be able to allocate Purchase Payments or Account Value to the Fixed Account or to a money market portfolio. No other investment choices are available with the GMIB Max, the EDB Max and GWB v1 optional benefits.

The investment choices listed above (other than the Pyramis(R) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max, the EDB Max and GWB v1 optional benefits. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max, the EDB Max and GWB v1 optional benefits are not selected may offer the potential for higher returns. Before You select a GMIB Max, an EDB Max or GWB v1 optional benefit, You and your financial representative should carefully consider whether the investment choices available with the GMIB Max, the EDB Max and GWB v1 optional benefits meet your investment objectives and risk tolerance.

You may also allocate purchase payments to the Enhanced Dollar Cost Averaging ("EDCA") program, provided that your destination investment choices are one or more of the investment choices listed above. If You elect the GMIB Max, the EDB Max or GWB v1 optional benefits, You may not participate in other dollar cost averaging programs or choose any of the automated investment strategies.

RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER AN OPTIONAL BENEFIT
TERMINATES. If You elected a GMIB Max optional benefit and it terminates, or if You elected both a GMIB Max optional benefit and the corresponding EDB Max optional benefit and both optional benefits terminate, or if You elected the GWB v1 optional benefit and it terminates, the investment allocation restrictions described above will no longer apply and You will be permitted to allocate subsequent purchase payments or transfer Account Value to any of the available investment choices, but not to the Fixed Account. However, if You elected both the GMIB Max optional benefit and the corresponding EDB Max optional benefit, and only the GMIB Max optional benefit has terminated, the investment allocation restrictions described above under "Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB v1" will continue to apply. (For information on the termination of the GMIB Max, the EDB Max and the GWB v1 optional benefits, see the descriptions of the GMIB Max V, the GMIB Max IV, the GMIB Max III, GMIB Max II and the GWB v1 in the "Living Benefits -- Guaranteed Income Benefits" and "Living Benefits -- Guaranteed Withdrawal Benefit" sections and for the descriptions of the EDB Max V, the EDB Max IV, the EDB Max III and EDB Max II, see the "Death Benefit" section.)


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS -- GMIB MAX AND EDB MAX.   The
following subsections describe potential and current restrictions on subsequent purchase payments for GMIB Max and EDB Max optional benefits. As of the date of this Prospectus, only Contracts issued with the GMIB Max II or the GMIB Max II and EDB Max II during the time period specified in the "Current Restrictions on Subsequent Purchase Payments" section below are subject to restrictions on subsequent purchase payments.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit owners of existing Contracts with the GMIB Max V, the GMIB Max IV, the GMIB Max III or the GMIB Max II optional benefit to make subsequent purchase payments if: (a) that GMIB Max optional benefit is no longer available to new customers, or (b) we make certain changes to the terms of that GMIB Max optional benefit offered to new customers (for example, if we change the optional benefit charge; see your Contract schedule for a list of the other changes). Similarly, in the future, we may choose not to permit owners of existing Contracts with the EDB Max V, the EDB Max IV, the EDB Max III or the EDB Max II optional benefit to make subsequent purchase payments if: (a) that EDB Max optional benefit is no longer available to new customers, or (b) we make certain changes to the terms of that EDB Max optional benefit offered to new customers (see your Contract schedule for a list of the changes). We will notify owners of Contracts with the GMIB Max or the EDB Max optional benefit in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, Contract Owners will still be permitted to transfer Account Value among the investment choices listed above.

For Contracts issued in all states, if we have imposed restrictions on subsequent purchase payments on your Contract, we will permit You to make a subsequent purchase payment when either of the following conditions apply to your Contract: (a) your Account Value is below the minimum described in "When We Can Cancel Your Contract"; or (b) the optional benefit charge is greater than your Account Value.

CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. If we received your application and necessary information, in Good Order, at your Administrative Office after the close of the New York Stock Exchange on December 2, 2011 and You elected the GMIB Max II optional benefit or the GMIB Max II and the EDB Max II optional benefits, we will not accept subsequent purchase payments from You after the close of the New York Stock Exchange on April 27, 2012. However, we will accept a subsequent purchase payment received after April 27, 2012 if the purchase payment was initiated by paperwork for a direct transfer or an exchange under Section 1035 of the Internal Revenue Code that we accepted, and which was received by your Administrative Office in Good Order, before the close of the New York Stock Exchange on March 30, 2012.

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS -- GWB V1. While the GWB v1 is in effect, You are limited to making purchase payments within the GWB Purchase Payment Period (see "Living Benefits -- GWB Rate Table"). However, we will permit You to make a subsequent purchase payment after the GWB Purchase Payment Period when either of the following conditions apply to your Contract: (a) your Account Value is below the minimum described in "When We Can Cancel Your Contract"; or (b) the GWB v1 optional benefit charge is greater than your Account Value. If the GWB v1 optional benefit is cancelled (see "Living Benefits -- Operation of the GWB -- Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefits -- Operation of the GWB -- Termination of the GWB Optional Benefit"), the restriction on subsequent purchase payments no longer applies.

INVESTMENT ALLOCATION RESTRICTIONS--CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If You elect a GMIB Max, EDB Max or GWB v1 optional benefit and You are a California purchaser aged 60 and older, You may allocate your purchase payments to the BlackRock Money Market Portfolio during the free look period. After the free look expires, your Account Value will automatically be transferred to one or more of the investment choices listed above, according to the allocation instructions You have given us. If you allocate your purchase payments to the BlackRock Money Market Portfolio and the Contract is cancelled during the free look period, we will give you back your purchase payments. If You do not allocate your purchase payments to the BlackRock Money Market Portfolio and the Contract is cancelled during the free look, You will only be entitled to a refund of the Contract's Account Value, which may be less than the purchase payments made to the Contract. (See "Free Look" for more information.)


INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB PLUS IV, THE EDB III, THE GMIB PLUS III AND THE EDB II

If You elect the GMIB Plus IV, the EDB III, the GMIB Plus III or the EDB II, You must comply with certain investment allocation restrictions. Specifically, You must allocate according to either Option (A) or Option (B) (the "Option (B) Investment Allocation Restrictions") below. The Enhanced Dollar Cost Averaging Program is available in either Option (A) or Option (B). Only certain of the dollar cost averaging programs and automated investment strategies are available under Option (A) and Option (B). (See "Optional Enhanced Dollar Cost Averaging Program, Optional Dollar Cost Averaging Programs and Automated Investment Strategies" in this section and the charts titled "Optional Dollar Cost Averaging and Optional Enhanced Dollar Cost Averaging ("EDCA") Programs" and "Optional Automated Investment Strategies").

(A)You must allocate:

  . 100% of your purchase payments or Account Value among the AllianceBernstein Global Dynamic Allocation Investment Division, American Funds(R) Balanced Allocation Investment Division, American Funds(R) Moderate Allocation Investment Division, AQR Global Risk Balanced Investment Division, BlackRock Global Tactical Strategies Investment Division, Invesco Balanced-Risk Allocation Investment Division, JPMorgan Global Active Allocation Investment Division, MetLife Balanced Plus Investment Division, MetLife Balanced Strategy Investment Division, MetLife Defensive Strategy Investment Division, MetLife Moderate Strategy Investment Division, Schroders Global Multi-Asset Investment Division, SSgA Growth and Income ETF Investment Division, BlackRock Money Market Investment Division, and/or the Fixed Account (you may also allocate purchase payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Divisions; you may not allocate purchase payments to the Dollar Cost Averaging programs).

   OR

(B)You must allocate:

  . AT LEAST 30% of purchase payments or Account Value to Platform 1 investment choices and/or to the Fixed Account and the BlackRock Money Market Investment Division (where available);

  . UP TO 70% of purchase payments or Account Value to Platform 2 investment choices;

  . UP TO 15% of purchase payments or Account Value to Platform 3 investment choices; and

  . UP TO 15% of purchase payments or Account Value to Platform 4 investment choices.

        Optional Automated Investment Strategies

-------------------------------------------------------------------------------------------------------------------------------
You may choose one:            B Class            B Plus Class            C Class           L Class           R Class
-------------------            -------            ------------            -------           -------           -------
Rebalancer                      Yes                   Yes                  Yes               Yes               Yes
-------------------------------------------------------------------------------------------------------------------------------
Automatic if You choose Option (B) of the Investment Allocation Restrictions for the EDB III, the GMIB Plus IV, the EDB II
or the GMIB Plus III.
-------------------------------------------------------------------------------------------------------------------------------
Index Selector                  Yes                   Yes                  Yes               Yes               Yes
-------------------------------------------------------------------------------------------------------------------------------
Not available if You choose Option (B) of the Investment Allocation Restrictions for the EDB III, the GMIB Plus IV, the
EDB II or the GMIB Plus III. The Moderate to Aggressive and Aggressive Models are not available with the EDB III, the
GMIB Plus IV, the EDB II or the GMIB Plus III. Not available with the GMIB Max V, the GMIB Max IV, the GMIB Max III, the
GMIB Max II, the EDB Max V, the EDB Max IV, the EDB Max III, the EDB Max II or the GWB v1.
-------------------------------------------------------------------------------------------------------------------------------

We will terminate all transactions under any automatic investment strategy upon notification of your death.

PURCHASE PAYMENTS

   The Contract may not be available for purchase during certain periods. There are a number of reasons why the Contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, You may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a Contract, and a delay in such process could result in your not being able to purchase a Contract.


We reserve the right to reject any purchase payment.

A purchase payment is the money you give us to invest in the Contract. The initial purchase payment is due on the date the Contract is issued. You may also be permitted to make subsequent purchase payments. Initial and subsequent purchase payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent purchase payments. The manner in which subsequent purchase payments may be restricted is discussed below.

GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent purchase payments.

  . The B Class and R Class minimum initial purchase payment is $5,000 for the Non-Qualified Contract.

  . The B Class and R Class minimum initial purchase payment is $2,000 for the Traditional IRA and Roth IRA Contracts.

  . The minimum initial purchase payment through debit authorization for the B Class and R Class Non-Qualified Contract is $500.

  . The minimum initial purchase payment through debit authorization for the B Class and R Class Traditional IRA and Roth IRA is $100.

  .   The B Plus Class Contract minimum initial purchase payment $10,000.

  .   The C Class and L Class minimum initial purchase payment is $25,000.

  . We reserve the right to accept amounts transferred from other annuity contracts that meet the initial minimum purchase payment requirement at the time of the transfer request, but, at the time of receipt in Good Order, do not meet such requirement because of loss in market value.

  . If you are purchasing the Contract as the Beneficiary of a deceased person's IRA, purchase payments must consist of monies which are direct transfers (as defined under the tax law) from other IRA contracts in the name of the same decedent.

  . You may continue to make purchase payments while You receive Systematic Withdrawal Program payments (described later in this Prospectus) unless your purchase payments are made through debit authorization.

  . The minimum subsequent purchase payment for all Contracts is $500, except for debit authorizations, where the minimum subsequent purchase payment is $100, or any amount we are required to accept under applicable tax law.

  . We will also accept at least once every 24 months any otherwise allowable contribution to your Traditional IRA or Roth IRA provided it is at least $50.

  . We will issue the B, C, L or R Class Contract to You before your 86th birthday. We will issue the B Plus Class Contract to You before your 81st birthday. We will accept your purchase payments until the oldest Contract Owner or Joint Contract Owner (or the Annuitant if the Contract Owner is a non-natural person) reaches age 91.


The chart below summarizes the minimum initial and subsequent purchase payments for each Contract class:

----------------------------------------------------------------------------------------------

                                B Class       B Plus Class  C Class  L Class      R Class
                            ----------------  ------------  -------- -------- ----------------
Initial Purchase Payment        $5,000          $10,000     $25,000  $25,000      $5,000
                               ($2,000:                                          ($2,000:
                            Traditional IRA                                   Traditional IRA
                             and Roth IRA)                                     and Roth IRA)
----------------------------------------------------------------------------------------------
SubsequentPurchase Payment       $500            $500        $500     $500         $500
----------------------------------------------------------------------------------------------
                            (or any amount we are required to accept under applicable tax law)
----------------------------------------------------------------------------------------------
DebitAuthorizations
----------------------------------------------------------------------------------------------
 Initial                         $500           $10,000     $25,000  $25,000       $500
                                ($100:                                            ($100:
                            Traditional IRA                                   Traditional IRA
                               and Roth                                          and Roth
                                 IRA)                                              IRA)
----------------------------------------------------------------------------------------------
 Subsequent                      $100            $100        $100     $100         $100
----------------------------------------------------------------------------------------------
                            (or any amount we are required to accept under applicable tax law)
----------------------------------------------------------------------------------------------


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent purchase payments. We will notify you in advance if we impose restrictions on subsequent purchase payments. You and your financial representative should carefully consider whether our ability to restrict subsequent purchase payments is consistent with your investment objectives.

  . Purchase payments may be limited by Federal tax laws or regulatory requirements.

  . Purchase payments may be limited by our right to limit the total of your purchase payments to $1,000,000.

  . We reserve the right to restrict purchase payments to the Fixed Account, if available, and the Enhanced Dollar Cost Averaging Program if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate as stated in your Contract; or (2) your Fixed Account Value and Enhanced Dollar Cost Averaging Program balance is equal to or exceeds our maximum for Fixed Account allocations (e.g., $1,000,000).

  . We reserve the right to reject any purchase payment and to limit future purchase payments. This means that we may restrict your ability to make subsequent purchase payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent purchase payments in accordance with our established administrative procedures.

  . Certain optional benefits have current and potential restrictions on subsequent purchase payments that are described in more detail above. For more information, see these subsections above: "Your Investment Choices--Investment Allocation Restrictions for Certain Optional Benefits--Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB"; "Your Investment Choices--Investment Allocation Restrictions for Certain Optional Benefits--Investment Allocation Restrictions for the GMIB Plus IV, the EDB III, the GMIB Plus III and the EDB II"; "Your Investment Choices--Investment Allocations for Certain Optional Benefits--Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB v1--Potential Restrictions on Subsequent Purchase Payments--GWB".


ALLOCATION OF PURCHASE PAYMENTS

You decide how your money is allocated among the Fixed Account, if available, the Enhanced Dollar Cost Averaging (EDCA) Program, if available, the Dollar Cost Averaging (DCA) Program, if available, and the Investment Divisions. If you make a subsequent purchase payment while a Dollar Cost Averaging Program or the Enhanced Dollar Cost Averaging program is in effect, we will not allocate the subsequent purchase payment to a Dollar Cost Averaging program or the Enhanced Dollar Cost Averaging program unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Divisions you selected under the Enhanced Dollar Cost Averaging program or Dollar Cost Averaging program. (See "The Annuity Contract -- Dollar Cost Averaging and Enhanced Dollar Cost Averaging Programs.") You may not choose more than 18 funding choices at the time your initial purchase payment is allocated among the funding choices. You can change your allocations for future purchase payments. We will make allocation changes when we receive your request for a change. Unless we have a record of your request to allocate future purchase payments to more than 18 funding choices, You may not choose more than 18 funding choices at the time your subsequent purchase payment is allocated among the funding choices. You may also specify an effective date for the change as long as it is within 30 days after we receive the request. See "Your Investment
Choices --Investment Allocation Restrictions for Certain Optional Benefits", "Optional Death Benefits" and "Guaranteed Income Benefits" for allocation restrictions if You elect certain optional benefits.

DEBIT AUTHORIZATIONS

You may elect to have purchase payments made automatically. With this payment method, your bank deducts money from your bank account and makes the purchase payment for You.



OWNING MULTIPLE CONTRACTS

You may be considering purchasing this Contract when you already own a variable annuity contract. You should carefully consider whether purchasing an additional contract in this situation is appropriate for You by comparing the features of the contract You currently own, including the death benefits, living benefits, and other guarantees provided by the contract, to the features of this Contract. You should also compare the fees and charges of your current contract to the fees and charges of this Contract, which may be higher than your current contract. You may also wish to discuss purchasing a contract in these circumstances with your registered representative.

THE VALUE OF YOUR INVESTMENT

   Accumulation Units are credited to You when You make purchase payments or transfers into an Investment Division. When You withdraw or transfer money from an Investment Division (as well as when we apply the Annual Contract Fee and, if selected, the charges for an EDB, a GMIB or a GWB), accumulation units are liquidated. We determine the number of accumulation units by dividing the amount of your purchase payment, transfer or withdrawal by the Accumulation Unit Value on the date of the transaction.

OPTIONAL ENHANCED DEATH BENEFITS


The EDB Max V may only be elected if You have elected the GMIB Max V. The EDB Max IV may only be elected if You have elected the GMIB Max IV. The EDB Max III could only be elected if You have elected the GMIB Max III. The EDB Max II could only be elected if You elected the GMIB Max II. The EDB III could only be elected if You elected the GMIB Plus IV. The EDB II could only be elected if You elected the GMIB Plus III.

The EDB Max V is available for an additional charge of 0.60% for issue ages 69 or younger and 1.15% for issue ages 70-72 of the Death Benefit Base (as defined later in this Prospectus); the EDB Max IV, the EDB Max III, the EDB Max II, the EDB III and the EDB II are/were (as applicable) each available for an additional charge of 0.60% for issue ages 69 or younger and 1.15% for issue ages 70-75 of the Death Benefit Base, each deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Optional Step-Up by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. If You elect an Optional Step-Up, we may increase the charge applicable beginning after the Contract Anniversary on which the Optional Step-Up occurs to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up. The EDB Max V is currently available in all states except [.]. The EDB Max IV is currently available for purchase only in [.]. The EDB Max III, EDB Max II, EDB III and EDB II are not available for purchase.


If You make a total withdrawal of your Account Value, elect to receive income payments under your Contract, change the Contract Owner or joint Contract Owner (or Annuitant if the Contract Owner is a non-natural person) or assign your Contract, a pro rata portion of the EDB charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, the beginning of income payments, the change of owner/Annuitant or the assignment. If an EDB optional benefit is terminated because the Contract is terminated, the death benefit amount is determined or your Account Value is not sufficient to pay the optional benefit charge, no EDB charge will be assessed based on the number of months from the last Contract Anniversary to the date the termination takes effect.

OPTIONAL GUARANTEED MINIMUM INCOME BENEFITS


The GMIB Max V, the GMIB Max IV, the GMIB Max III, the GMIB Max II, the GMIB Plus IV and the GMIB Plus III are/were (as applicable) each available for an additional charge of 1.00% based on the guaranteed minimum income base (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Optional Step-Up by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. If You elect an Optional Step-Up, we may increase the charge applicable beginning after the Contract Anniversary on which the Optional Step-Up occurs to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up. The GMIB Max V is currently available for purchase in all states except [.]. The GMIB Max IV is currently available for purchase only in [.]. The GMIB Max III, GMIB Max II, GMIB Plus IV and GMIB Plus III are not available for purchase.


If You make a total withdrawal of your Account Value, elect to receive income payments under your Contract, change the Contract Owner or joint Contract Owner (or Annuitant if the Contract Owner is a non-natural person) or assign your Contract, a pro rata portion of the GMIB charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, the beginning of income payments, the change of Contract Owner/Annuitant or the assignment. If a GMIB optional benefit is terminated because of the death of the Contract Owner or Joint Contract Owner (or the Annuitant, if a non-natural person owns the Contract), the Guaranteed Principal Option is exercised or it is the 30th day following the Contract Anniversary prior to your 91st birthday, no GMIB optional benefit charge will be assessed based on the number of months from the last Contract Anniversary to the date the termination takes effect.

OPTIONAL GUARANTEED WITHDRAWAL BENEFITS

The GWB is available for an additional charge of 0.90% of the Total Guaranteed Withdrawal Amount (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Automatic Annual Step-Up by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

If You elect an Automatic Annual Step-Up, we may increase the charge applicable beginning after the Contract Anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Automatic Annual Step-Up. The GWB v1 is currently available for purchase in all states except [.].

If You make a total withdrawal of your Account Value, elect to receive income payments under your Contract, change the Contract Owner or joint Contract Owner (or Annuitant if the Contract Owner is a non-natural person) or assign your Contract, a pro rata portion of the GWB charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, the beginning of income payments, the change of Contract Owner/Annuitant or the assignment. If a GWB optional benefit is terminated because of the death of the Contract Owner or Joint Contract Owner (or the Annuitant, if a non-natural person owns the Contract), or it is cancelled pursuant to the cancellation provisions of the optional benefit, no GWB optional benefit charge will be assessed based on the period from the last Contract Anniversary to the date the termination or cancellation takes effect. The GWB charge is not assessed while your Remaining Guaranteed Withdrawal Amount equals zero.

PREMIUM AND OTHER TAXES

   Some jurisdictions tax what are called "annuity considerations." These may apply to purchase payments, Account Values and death benefits. In most jurisdictions, we currently do not deduct any money from purchase payments, Account Values or death benefits to pay these taxes. Generally, our practice is to deduct money to pay premium taxes (also known as "annuity" taxes) only when You exercise a pay-out option. In certain jurisdictions, we may deduct money to pay premium taxes on lump sum withdrawals or when You exercise a pay-out option. We may deduct an amount to pay premium taxes some time in the future since the laws and the interpretation of the laws relating to annuities are subject to change.

Premium taxes, if applicable, currently depend on the Contract You purchase and your home state or jurisdiction. The chart in Appendix A shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments, Account Values, withdrawals or income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under Federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

WITHDRAWAL CHARGES


   A Withdrawal Charge may apply if You withdraw purchase payments that were credited to your Contract. For the B Plus Class, unless we specifically state otherwise, "purchase payments" in reference to the B Plus Class means purchase payments plus any associated bonus amounts, therefore, the declining nine year Withdrawal Charge on each purchase payment will include any associated bonus amounts. There are no Withdrawal Charges for the C Class Contract or in
   transferred amounts and we agree. Any purchase payments made after the transfer are subject to the usual Withdrawal Charge schedule.

..   Subject to availability in your state, if the early Withdrawal Charge that would apply if not for this provision (1) would constitute less than 0.50% of your Account Value and (2) You transfer your total Account Value to certain eligible contracts issued by MetLife or its affiliated companies and we agree.

GENERAL. We may elect to reduce or eliminate the amount of the Withdrawal Charge when the Contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract, or if a prospective purchaser already had a relationship with us.

FREE LOOK

   You may cancel your Contract within a certain time period. This is known as a "free look." Not all Contracts issued are subject to free look provisions under state law. We must receive your request to cancel in writing by the appropriate day in your state, which varies from state to state. The time period may also vary depending on your age and whether You purchased your Contract from us directly, through the mail or with money from another annuity or life insurance policy. Depending on state law, we may refund all of your purchase payments or your Account Value as of the date your refund request is received at your Administrative Office in Good Order.

Any Bonus does not become yours until after the "free look" period; we retrieve it if You exercise the "free look". Your exercise of any "free look" is the only circumstance under which the 6% credit will be retrieved (commonly called "recapture"). If your state requires us to refund your Account Value, the refunded amount will include any investment performance attributable to the 6% credit. If there are any losses from investment performance attributable to the 6% credit, we will bear that loss.


For additional information applicable to California purchasers aged 60 and older who elect a GMIB Max, EDB Max, or GWB rider, see "Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB v1--Investment Allocation Restrictions--California Free Look Requirements for Purchasers Age 60 and Over."


DEATH BENEFIT--GENERALLY

   One of the insurance guarantees we provide You under your Contract is that your beneficiaries will be protected during the "pay-in" phase against market downturns. You name your Beneficiary(ies).

If You intend to purchase the Contract for use with a Traditional IRA or Roth IRA, see "Income Taxes" for a discussion concerning IRAs.

The standard death benefit is described below. The additional optional death benefits (the Annual Step-Up Death Benefit, the EDB Max V, the EDB Max IV, the EDB Max III the EDB Max II, the EDB III, the EDB II and the Earnings Preservation Benefit) are described in the "Optional Death Benefits" section. You may elect the Earnings Preservation Benefit with or without the Annual Step-Up Death Benefit. You may not elect the Annual Step-Up Death Benefit and/or the Earnings Preservation Benefit with an Enhanced Death Benefit (EDB Max V, EDB Max IV, EDB Max III, EDB Max II, EDB III or EDB II). The EDB Max V is currently available in all states except [.]. The EDB Max IV is currently only available in [.]. The EDB Max III, the EDB Max II, the EDB III and the EDB II are not available for purchase. The EDB Max V may only be elected if You have elected the GMIB Max V. The EDB Max IV may only be elected if You have elected the GMIB Max IV. The EDB Max III could only be elected if You elected the GMIB Max III. The EDB Max II could only be elected if You elected the GMIB Max II. The EDB III could only be elected if You elected the GMIB Plus IV. The EDB II could only be elected if You elected the GMIB Plus III.

The death benefits are described below. There may be versions of each optional death benefit that vary by issue date and state availability. In addition, a version of an optional death benefit may become available (or unavailable) in different

Notes to Example

Purchaser is age 60 at issue.

Any Withdrawal Charge withdrawn from the Account Value is included when determining the percentage of Account Value withdrawn.

The Account Values on 10/1/14 and 10/2/14 are assumed to be equal prior to the withdrawal.

ENHANCED DEATH BENEFITS


In states where approved, You may select the Enhanced Death Benefit ("EDB") (subject to investment allocation restrictions) if You are age 72 or younger (for EDB Max V) or age 75 or younger (for all other versions of the EDB) at the effective date of your Contract. If You select the EDB, You may not select the Optional Annual Step-Up Death Benefit Earnings Preservation Benefit. The EDB optional benefit is referred to in your Contract and rider as the "Guaranteed Minimum Death Benefit" or "GMDB".

The EDB Max V is currently available for purchase in all states except [.]. The EDB Max IV is currently available for purchase only in [.]. The EDB Max III, EDB Max II, EDB III and EDB II are not available for purchase.


EDB VERSIONS MUST BE ELECTED WITH CORRESPONDING GMIB OPTIONAL BENEFITS. Each version of the EDB optional benefit may only be elected if You have elected the corresponding GMIB optional benefit:

..  EDB Max V may only be elected with GMIB Max V;
..  EDB Max IV may only be elected with GMIB Max IV;
.. EDB Max III could only have been elected with GMIB Max III; .. EDB Max II could only have been elected with GMIB Max II; .. EDB III could only have been elected with GMIB Plus IV; and .. EDB II could only have been elected with GMIB Plus III.

You should understand that by electing both a GMIB optional benefit and an EDB optional benefit, You will be paying for and receiving both an income benefit and a death benefit and the cost of the combined optional benefits will be higher than the cost of either a GMIB optional benefit or other available death benefit optional benefits individually. Please note that other standard or optional death benefits are available under the Contract that are not required to be purchased in combination with a GMIB optional benefit. You should also understand that once GMIB income payments begin under a GMIB optional benefit, the EDB optional benefit will be terminated.

SUMMARY OF THE EDB

The following section provides a summary of how the EDB works. A more detailed explanation of the operation of the EDB is provided in the section below called "Operation of the EDB."

Under the EDB, we calculate a "Death Benefit Base" that, if greater than the Account Value at the time the death benefit is calculated determines the death benefit amount. The Death Benefit Base provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest Account Value on any Contract Anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at the Annual Increase Rate.

DIFFERENT VERSIONS OF THE EDB. From time to time, we introduce new versions of the EDB. Each version of the EDB we have offered with the Contract, and the versions we may currently be offering (if any), are listed in the "EDB Rate Table" immediately following the "Operation of the EDB" section below. The principal differences between the different versions of the EDB described in this Prospectus are the items listed in the EDB Rate Table and the investment portfolios to which you are permitted to allocate Account Value while the EDB optional benefit is in effect (see "Operation of the EDB - Investment Allocation Restrictions").

Alternatively, You may choose to enroll in both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Death Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the EDB Dollar-for-Dollar Withdrawal Rate at the beginning of the Contract Year. Any amounts above the EDB Dollar-for-Dollar Withdrawal Rate that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if You elect the EDB, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments equal to the EDB Dollar-for-Dollar Withdrawal Rate multiplied by the Annual Increase Amount, You should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If You enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, You should not make additional withdrawals outside the programs. Additional withdrawals may result in the Death Benefit Base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of the death benefit provided by the EDB optional benefit.

To enroll in the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.


THE EDB OPTIONAL BENEFIT AND ANNUITIZATION.   Since the annuity date at the
time You purchase the Contract is the later of age 90 of the Annuitant or 10 years from Contract issue, You must make an election if You would like to extend your annuity date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm and Our current established administrative procedures). If You elect to extend your maturity date to the latest date permitted, and that date is reached, your Contract must be annuitized (see "Pay-Out Options (or Income Options)"), or You must make a complete withdrawal of your Account Value. Generally, once your Contract is annuitized, You are ineligible to receive the death benefit selected. However, for Contracts purchased with an EDB optional benefit, if You annuitize at the latest date permitted, You must elect one of the following options:


(1)Annuitize the Account Value under the Contract's annuity provisions; or


(2)Elect to receive annuity payments determined by applying the Death Benefit Base to the greater of the guaranteed income payment type rates for the Contract at the time of purchase or the current income payment type rates applicable to the class of Contract. If You die before the complete return of the Death Benefit Base, your Beneficiary will receive a lump sum equal to the death benefit determined at annuitization less income payments already paid to the Contract Owner.

If you fail to select one of the above options, we will annuitize your Contract under the Lifetime Income Annuity with a 10-Year Guarantee Period, unless the payment under option (2) above is greater, in which case we will apply option
(2) to your Contract.


EDB RATE TABLE

USING THE EDB RATE TABLE. The EDB Rate Table indicates the date each version was first offered ("Date Introduced"). Only one version is offered in each state currently. When a new version of the EDB is introduced it generally will replace the prior version once approved in a state. However, some states may take more time than others to approve the new version.

If You have already purchased a Contract, to determine which version of the EDB (if any) You purchased with your Contract, You should refer to the copy of the Contract You received after You purchased it. If You would like another copy of your Contract, including any applicable EDB optional benefit, please call your Administrative office at [.]. If You are

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% Federal income tax penalty may apply.


OWNERSHIP. If You, the Owner, are a natural person, You must also be the Annuitant. If a non-natural person owns the Contract, then the Annuitant will be considered the Contract Owner in determining the income base and GMIB Annuity Payments. If Joint Contract Owners are named, the age of the older Joint Contract Owner will be used to determine the Income Base and GMIB Annuity Payments. For the purposes of the Guaranteed Minimum Income Benefit section of the Prospectus, "You" always means the Contract Owner, older joint Contract Owner or the Annuitant, if the Contract Owner is a non-natural person.

GMIB AND DECEDENT CONTRACTS. If You are purchasing this Contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which You were the Beneficiary and You are "stretching" the distributions under the Internal Revenue Service required distribution rules, You may not purchase a GMIB optional benefit.

TERMINATING THE GMIB OPTIONAL BENEFIT.  Except as otherwise provided in the
GMIB optional benefit, the optional benefit will terminate upon the earliest of:

(a) The 30th day following the Contract Anniversary prior to your 91st birthday;

(b) The date You make a complete withdrawal of your Account Value (if there is an income base remaining You will receive payments based on the remaining income base) (a pro rata portion of the optional benefit charge will be assessed);

(c) The date You elect to receive income payments under the Contract and You do not elect to receive payments under the GMIB (a pro rata portion of the optional benefit charge will be assessed);

(d) Death of the Contract Owner or joint Contract Owner (unless the spouse (age 89 or younger) is the Beneficiary and elects to continue the Contract), or death of the Annuitant if a non-natural person owns the Contract;

(e) A change for any reason of the Contract Owner or joint Contract Owner (or the Annuitant, if a non-natural person owns the Contract), subject to our administrative procedures (a pro rata portion of the optional benefit charge will be assessed);

(f) The effective date of the Guaranteed Principal Option; or

(g) The date You assign your Contract, subject to our administrative procedures (a pro rata portion of the optional benefit charge will be assessed).

Under our current administrative procedures, we will waive the termination of the GMIB optional benefit if You assign a portion of the Contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable Withdrawal Charges.

When the GMIB optional benefit terminates, the corresponding GMIB optional benefit charge terminates and the GMIB investment allocation restrictions will no longer apply (except for the restrictions applicable to the GMIB Max optional benefits described under "Your Investment Choices -- Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB -- Restrictions on Investment Allocations after the Optional Benefit Terminates").

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB.

For IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

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GUARANTEED WITHDRAWAL BENEFIT

If You want to invest your Account Value in the investment portfolio(s) during the pay-in phase, but also want to assure that your entire purchase payment will be guaranteed to be returned to You, we offer an optional benefit for an additional charge, called the Guaranteed Withdrawal Benefit ("GWB"). The purpose of the GWB is to provide protection against market risk (the risk that the Account Value allocated to the investment portfolio(s) may decline in value or underperform your expectations.

The GWB is designed to allow You to invest your Account Value in the investment portfolios, while guaranteeing that at least the entire amount of purchase payments You make will be returned to You through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the optional benefit. You may begin taking withdrawals under the GWB immediately or at a later time. This means that, regardless of negative investment performance, You can take specified annual withdrawals until the entire amount of the purchase payments You made during the time period specified in your optional benefit has been returned to You.

In states where approved You may purchase the GWB if You are age 80 or younger on the effective date of your Contract You may not have this benefit and another living benefit ("GMIB") or an Enhanced Death Benefit in effect at the same time. Once elected the GWB may not be terminated except as stated below.

SUMMARY OF THE GWB

The following section provides a summary of how the GWB works. A more detailed explanation of the operation of the GWB is provided in the section below called "Operation of the GWB".


The GWB guarantees that the entire amount of purchase payments You make will be returned to You through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.


Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" ("TGWA") that determines, in part, the maximum amount" You may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The optional benefit guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment.

IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if You cancel the GWB after a waiting period of at least fifteen years the Guaranteed Principal Adjustment will increase your Account Value to the purchase payments credited within the first 120 days of the date that we issue the Contract reduced proportionately for any withdrawals. (See "Operation of the GWB Cancellation and Guaranteed Principal Adjustment" below.)

While the GWB is in effect, You may only make subsequent Purchase Payments during the GWB Purchase Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)

DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. Each version of the GWB we have offered with the Contract, and the versions we may currently be offering (if any), will be listed in the "GWB Rate Table" immediately following the "Operation of the GWB" section below. The principal differences between the different versions of the GWB described in this Prospectus are the items listed in the GWB Rate Table.

OPERATION OF THE GWB

The following section describes how the GWB operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment" and "Withdrawal

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Enhancement Rate" sections), refer to the GWB Rate Table below for the specific rates and other terms applicable to your version of the GWB.


TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the GWB is in effect, we guarantee that You will receive a minimum amount over time. We refer to this minimum amount as the Total Guaranteed Withdrawal Amount. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by each additional purchase payment received during the GWB Purchase Payment period (see "Restriction on Subsequent Purchase Payments" below). If You take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, You take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the entire withdrawal (including any applicable Withdrawal Charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. DEPENDING ON THE RELATIVE AMOUNTS OF THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING THE AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB OPTIONAL BENEFIT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The "Remaining Guaranteed Withdrawal Amount" is the remaining amount You are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial Total Guaranteed Withdrawal Amount. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by additional purchase payments received during the GWB Purchase Payment Period (see "Restrictions on Subsequent Purchase Payments" below), and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If You take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, You take an Excess Withdrawal then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable Withdrawal Charges) reduces the Account Value. DEPENDING ON THE RELATIVE AMOUNTS OF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING THE REMAINING AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB OPTIONAL BENEFIT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the GWB optional benefit (see "Additional Information" below).


ANNUAL BENEFIT PAYMENT. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the "GWB Withdrawal Rate". If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of the Automatic Annual Step-Up or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate. (See "Withdrawal Enhancement Rate" below for a feature which may allow You to increase your Annual Benefit Payment during a Contract Year if You are confined to a nursing home.)

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money -- Systematic Withdrawal Program"). While the GWB is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and You may terminate your participation at any time.

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IT IS IMPORTANT TO NOTE:

  . We will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the optional benefit charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay You on the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to You each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that You will receive your purchase payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals.


  . IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL (SEE "GWB RATE TABLE"). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. THE GWB WITHDRAWAL RATE IS USED TO DETERMINE THE AMOUNT OF YOUR ANNUAL BENEFIT PAYMENT, AS DESCRIBED ABOVE. ONCE YOUR GWB WITHDRAWAL RATE HAS BEEN DETERMINED, IT WILL NEVER INCREASE OR DECREASE.


MANAGING YOUR WITHDRAWALS. It is important that You carefully manage your annual withdrawals. To retain the full guarantees of this optional benefit, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, You should not take Excess Withdrawals. We do not include Withdrawal Charges for the purpose of calculating whether You have taken an Excess Withdrawal. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE GWB WITHDRAWAL RATE.

IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.

You can always take Non-Excess Withdrawals. However, if You choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount You cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.

Income taxes and penalties may apply to your withdrawals and Withdrawal Charges may apply to withdrawals during the first Contract Year unless You take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal Charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Charges -- Withdrawal Charges.")

REQUIRED MINIMUM DISTRIBUTIONS.  For IRAs and other Contracts subject to
Section 401(a)(9) of the Internal Revenue Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your Contract is an IRA or other Contract subject to
Section 401(a)(9) of the Internal Revenue Code, and the required distributions are larger than the Total Guaranteed Withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).

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If:


(1)You are enrolled in the automated required minimum distribution service or in both the automated required minimum distribution service and the Systematic Withdrawal Program,


(2)you do not take additional withdrawals outside of these two programs, and


(3)your remaining Annual Benefit Payment for the Contract Year is equal to zero;

we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which you are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.


See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GWB" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

AUTOMATIC ANNUAL STEP-UP. On each Contract Anniversary prior to the Contract Owner's 86/th/ birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the Total Guaranteed Withdrawal Amount immediately before the step-up (and provided that You have not chosen to decline the step-up as described below).

The Automatic Annual Step-Up:

  . resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not You have taken any withdrawals;

  . resets the Annual Benefit Payment equal to the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount after the step-up; and

  . may reset the GWB optional benefit charge to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Automatic Annual Step-Up.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current GWB optional benefit charge, we will notify You in writing a minimum of 30 days in advance of the applicable Contract Anniversary and inform You that you may choose to decline the Automatic Annual Step-Up. If You choose to decline the Automatic Annual Step-Up, You must notify us in writing at your Administrative Office no less than seven calendar days prior to the applicable Contract Anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until You notify us in writing at your Administrative Office that You wish to reinstate the step-ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if You intend to make purchase payments that would cause your Account Value to approach $5,000,000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,000.


WITHDRAWAL ENHANCEMENT FEATURE. The Withdrawal Enhancement Feature may allow You to increase your Annual Benefit Payment for a Contract Year if You are confined to a nursing home. Beginning in the fourth Contract Year, You may request that your GWB Withdrawal Rate be multiplied by the Withdrawal Enhancement Rate once each Contract Year, if:

(1)You are confined to a nursing home for at least 90 consecutive days;


(2)your request is received by the Contract Anniversary immediately prior to the oldest Contract Owner's 81/st/ birthday;

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IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120
DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS (IF PERMITTED UNDER THE GWB: SEE "RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS" BELOW) SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GWB MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GWB FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GWB investment allocation restrictions see "Your Investment Choices -- Investment Allocation Restrictions for Certain Optional Benefits -- Investment Allocation Restrictions for the GMIB Max, the EDB Max and the GWB."

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB optional benefit is in effect, You are limited to making purchase payments within the GWB Purchase Payment Period (see the GWB Rate Table). If the GWB optional benefit is cancelled (see "Cancellation and Guaranteed Principal Adjustment" above) or terminated (see "Termination of the GWB Optional Benefit" below), this restriction on subsequent purchase payments no longer applies.

WITHDRAWAL CHARGE. We will apply a Withdrawal Charge to withdrawals from purchase payments as described in "Charges -- Withdrawal Charges" (also see "Charges -- Withdrawal Charges -- Free Withdrawal Amount" and "Access to Your Money -- Systematic Withdrawal Program").

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2 , a 10% Federal income tax penalty may apply.

TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB OPTIONAL BENEFIT IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE GWB OPTIONAL BENEFIT AT THE TIME OF THE WITHDRAWAL, IF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.

GWB AND DECEDENT CONTRACTS. If you are purchasing the Contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which You were the Beneficiary and You are "stretching" the distributions under the IRS required distribution rules, You may purchase the GWB optional benefit.

If You are purchasing the Contract with a nontaxable transfer of the death benefit proceeds of any Non-Qualified annuity contract of which You were the Beneficiary and You are "stretching" the distributions under the IRS required distribution rules, You may not purchase the GWB optional benefit.

TERMINATION OF THE GWB OPTIONAL BENEFIT. The GWB optional benefit will terminate upon the earliest of:

(1)the date of a full withdrawal of the Account Value (You are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the optional benefit have been met) (a pro rata portion of the optional benefit charge will be assessed);

(2)the date all of the Account Value is applied to an income payment type (a pro rata portion of the optional benefit charge will be assessed.);

(3)the date there are insufficient funds to deduct the GWB optional benefit charge from the Account Value and your Contract is thereby terminated (whatever Account Value is available will be applied to pay the optional benefit charge

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PAY-OUT OPTIONS (OR INCOME OPTIONS)


   You may convert your Contract into a regular stream of income after your "pay-in" or "accumulation" phase. The pay-out phase is often referred to as either "annuitizing" your Contract or taking an income annuity. When You select your pay-out option, You will be able to choose from the range of options we then have available. You have the flexibility to select a stream of income to meet your needs. If You decide You want a pay-out option, we withdraw some or all of your Account Value (less any premium taxes and applicable Contract fees), then we apply the net amount to the option. See "Income Taxes" for a discussion of partial annuitization. You are required to hold your Contract for at least 30 days (one year for the Class B Plus Contract) from the date we issue the Contract before You annuitize. When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your Contract was issued. You can change or extend the annuity date at any time before the annuity date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). Although guaranteed annuity purchase rates for the B Plus Class are the same as those for the other classes of the Contract, current annuity purchase rates for the B Plus Class may be lower than the other classes of the Contract. You must convert at least $5,000 of your Account Value to receive income payments. PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED AN OPTIONAL LIVING BENEFIT, SUCH AS A GMIB OR GWB, ANNUITIZING YOUR CONTRACT TERMINATES THE OPTIONAL BENEFIT, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE OPTIONAL BENEFIT AND ANY GUARANTEED PRINCIPAL OPTION THAT MAY ALSO BE PROVIDED BY THE OPTIONAL BENEFIT.


When considering a pay-out option, You should think about whether You want:

..   Payments guaranteed by us for the rest of your life (or for the rest of two lives) or the rest of your life (or for the rest of two lives) with a guaranteed period; and

..   A fixed dollar payment or a variable payment.

Your income option provides You with a regular stream of payments for either your lifetime or your lifetime with a guaranteed period.

You may choose the frequency of your income payments (choosing less frequent payments will result in each income payment being larger). For example, You may receive your payments on a monthly, quarterly, semiannual or annual basis.

Your income payment amount will depend upon your choices. For lifetime options, the age and sex (where permitted) of the measuring lives (Annuitants) will also be considered. For example, if You select a pay-out option guaranteeing payments for your lifetime and your spouse's lifetime, your payments will typically be lower than if You select a pay-out option with payments over only your lifetime. Income payment types that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant is alive (such as Lifetime Income Annuity with a Guarantee Period and Lifetime Income Annuity for Two with a Guarantee Period, as defined below) result in income payments that are smaller than with income payment types without such a guarantee (such as Lifetime Income Annuity and Lifetime Income Annuity for Two, as defined below). In addition, to the extent the income payment type has a guarantee period, choosing a shorter guarantee period will result in each income payment being larger.

We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option. Should our current annuity rates for a fixed pay-out option for your class of the Contract provide for greater payments than those guaranteed in your Contract, the greater payment will be made.


For certain living and death benefits, when the maturity date has been extended to the maximum age, we currently permit the Contract Owner, if the Contract Owner attains the maximum age, to choose from several income payment types during


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the pay-out phase of which You should be aware, including income payment types that may not have been available to You if You had not extended the maturity date to the maximum age. (See "Living Benefits -- Guaranteed Withdrawal Benefit" and "Death Benefit -- Optional Death Benefits -- Enhanced Death Benefits.") For IRAs and other Contracts subject to the lifetime required minimum distribution rules under Section 401(a)(9)(A) of the Internal Revenue Code, the additional income payment types available when a Contract has extended to the maximum age will not be available.


INCOME PAYMENT TYPES

   Currently, we provide You with a wide variety of income payment types to suit a range of personal preferences. You decide the income pay-out type when You decide to take a pay-out option. Your decision is irrevocable.

There are three people who are involved in payments under your pay-out option:

..   Contract Owner: the person or entity which has all rights including the right to direct who receives payment.

..   Annuitant: the natural person whose life is the measure for determining the duration and the dollar amount of payments.

..   Beneficiary: the person who receives continuing payments or a lump sum payment, if any, if the Contract Owner dies.

Many times, the Contract Owner and the Annuitant are the same person.

When deciding how to receive income, consider:

..   The amount of income You need;

..   The amount You expect to receive from other sources;

..   The growth potential of other investments; and

..   How long You would like your income to be guaranteed.

The following income payment types are currently available. We may make available other income payment types if You so request and we agree. Where required by state law or under a qualified retirement plan, the Annuitant's sex will not be taken into account in calculating income payments. Annuity rates will not be less than the rates guaranteed in the Contract at the time of purchase for the AIR and income payment type elected. Due to underwriting, administrative or Internal Revenue Code considerations, the choice of the percentage reduction and/or the duration of the guarantee period may be limited. Tax rules with respect to decedent Contracts may prohibit election of Lifetime Income Annuity for Two income types and/or may also prohibit payments for as long as the owner's life in certain circumstances.

LIFETIME INCOME ANNUITY: A variable income that is paid as long as the Annuitant is living.

LIFETIME INCOME ANNUITY WITH A GUARANTEE PERIOD: A variable income that continues as long as the Annuitant is living but is guaranteed to be paid for a number of years. If the Annuitant dies before all of the guaranteed payments have been made, payments are made to the Contract Owner of the annuity (or the Beneficiary, if the Contract Owner dies during the guarantee period) until the end of the guarantee period. No payments are made once the guarantee period has expired and the Annuitant is no longer living.

LIFETIME INCOME ANNUITY FOR TWO: A variable income that is paid as long as either of the two Annuitants is living. After one Annuitant dies, payments continue to be made as long as the other Annuitant is living. In that event, payments may be the same as those made while both Annuitants were living or may be a smaller percentage that is selected when the annuity is first converted to an income stream. No payments are made once both Annuitants are no longer living.

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